UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

BANCINSURANCE CORPORATION
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05945K-10-2
(CUSIP Number)

Arthur McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☒

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		725,760
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		2,475,760

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,475,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.56%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		647,068
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		647,068

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,397,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.05%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		28,400
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		28,400

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

28,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.55%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carla A. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		63,611
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		63,611

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

63,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.22%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel J. Clark

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		183,723
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		183,723

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

183,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.53%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph E. LoConti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		244,800
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		244,800

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

244,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward Feighan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		41,881
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		41,881

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.80%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		45,640
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		45,640

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

45,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew D. Walter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		130,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		130,000

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

130,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.50%

14	TYPE OF REPORTING PERSON*

IN

EXPLANATORY NOTE

This amended statement on Schedule 13D (this “Schedule 13D”), among other things, amends the Schedule 13D filed on April 21, 2010 (the “April 21st 13D”) by Falcon Equity Partners, L.P., Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol, Daniel J. Clark, Joseph E. LoConti, Edward Feighan, Charles Hamm and Matthew D. Walter (collectively, the “Proposing Persons”) relating to the common shares, without par value (the “Common Stock”), of Bancinsurance Corporation (the “Company”).

As described more fully in the April 21st 13D, on March 22, 2010, John S. Sokol delivered a letter to the board of directors of the Company, setting forth a non-binding proposal by which the Proposing Persons, would acquire all the outstanding shares of Common Stock of the Company that are not owned by a Proposing Person at a cash purchase price of $6.00 per share. The proposal was set to expire automatically on April 22, 2010. On April 21, 2010, John S. Sokol delivered a letter to the board of directors of the Company which extends the proposal until it is affirmatively withdrawn by the Proposing Persons.

As described more fully in Items 4, 5 and 6 below, on May 25, 2010, Mr. Feighan, a Proposing Person, sold 93,000, 20,000 and 20,000 shares of Common Stock, respectively, to Mr. Walter, Mr. Clark and Mr. Hamm, each of whom is a Proposing Person. These transactions did not affect the aggregate number of shares of Common Stock held by the Proposing Persons:  both prior to and after these transactions, the Proposing Persons held in the aggregate 74.17% of the outstanding shares of Common Stock.  The effect of these transactions is to reallocate shares of Common Stock among certain Proposing Persons, and these transactions do not include any parties who are not Proposing Persons or any shares held by any persons who are not Proposing Persons.

The proposal described in the April 21st 13D remains open on the same terms and subject to the same conditions.

Item 1.  Security and Issuer

The name of the issuer is Bancinsurance Corporation.  The Company’s principal executive offices are located at 250 East Broad Street, Columbus, OH 43215.  This Schedule 13D relates to the Company’s common shares, without par value.

Item 2.  Identity and Background

Falcon Equity Partners, L.P.

(a)	Falcon Equity Partners, L.P.(“Falcon”)

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)
Falcon is an Ohio limited partnership whose sole members are the members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family.  Falcon is filing with respect to the shares of Common Stock directly owned by it.

(d)	Falcon, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Falcon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Falcon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John S. Sokol

(a)	John S. Sokol

(b)	250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)
John S. Sokol is the Chairman of the Board and Chief Executive Officer of the Company and Ohio Indemnity, a wholly-owned subsidiary of the Company.  He is also managing partner and a general partner of Falcon.  John S. Sokol is filing individually, as custodian for his minor children, and as the managing general partner and a general partner of Falcon.

(d)	John S. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
On November 16, 2009, the Securities and Exchange Commission filed, and on November 25, 2009 the United States District Court for the District of Columbia approved, settled enforcement actions against the Company and John S. Sokol that resolved an SEC investigation with respect to them. The settlement relates to one accounting matter in 2003 and first quarter of 2004: reserving for the Company’s since-discontinued bond program. Under the terms of his settlement, John S. Sokol consented, without admitting or denying the allegations in the complaint filed by the Commission, to the entry of a final judgment permanently enjoining him from violating Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5, 13b2-1 and 13b2-2 thereunder and from aiding and abetting any violation of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. He also agreed to pay a $60,000 civil penalty.

(f)	United States Citizen.

Barbara K. Sokol

(a)	Barbara K. Sokol

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	Barbara K. Sokol is the sole trustee and beneficiary of the Family Trust of the Si Sokol Trust and a general partner of Falcon.

(d)	Barbara K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Barbara K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Barbara K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States Citizen.

Mr. James K. Sokol

(a)	James K. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	James K. Sokol is Director of Development & Cultural Arts Programming, Osher Marin Jewish Community Center, 200 N San Pedro Road, San Rafael, CA 94903.

(d)	James K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
James K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in James K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Ms. Carla A. Sokol

(a)	Carla A. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	Carla A. Sokol is self-employed.

(d)	Carla A. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Carla A. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Carla A. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Daniel J. Clark

(a)	Daniel J. Clark.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. Clark is an entrepreneur.

(d)	Mr. Clark, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Clark, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Clark being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Joseph E. LoConti

(a)	Joseph E. LoConti.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. LoConti is special counsel to United Nations Insurance Agency, Inc., a specialty insurance agency with its principal place of business at 6140 Parkland Boulevard, Mayfield Heights, OH 44124.

(d)	Mr. LoConti, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. LoConti, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. LoConti being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Edward Feighan

(a)	Edward Feighan

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)	Mr. Feighan is the Chief Operating Officer of Evergreen National Indemnity Company, which has its principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(d)	Mr. Feighan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Feighan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Feighan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Charles Hamm

(a)	Charles Hamm.

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)
Mr. Hamm is the Chief Executive Officer and President of Evergreen National Indemnity Company and the Chief Executive Officer and President of Continental Heritage Insurance Company, each of which have their principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH  44124.

(d)	Mr. Hamm, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hamm being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Matthew D. Walter

(a)	Matthew D. Walter.

(b)	Talisman Capital Partners, 330 West Spring Street, Suite 400, Columbus, OH 43215.

(c)
Mr. Walter is a director of the Company and Chairman of Sarnova, Inc., a specialty distributor of health care products.  Sarnova’s principal office is located at 5000 Tuttle Crossing Blvd., Dublin, OH 43016

(d)	Mr. Walter, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Walter, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Walter being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Each of the undersigned who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.

Any disclosures herein with respect to persons other than the Proposing Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Considerations.

The shares of Common Stock beneficially owned by the Proposing Persons were acquired from the Company at the time of its formation, by devise or bequest, through open market and privately negotiated purchases using personal funds, or through their service as an officer or director of the Company.

Mssrs. Clark and Hamm acquired the shares of Common Stock purchased from Mr. Feighan on May 25, 2010 in privately negotiated transactions using their personal funds.  Mr. Walter acquired the shares of Common Stock purchased from Mr. Feighan on May 25, 2010 in a privately negotiated transaction using funds derived from a personal line of credit he maintains with The Northern Trust Company.

Item 4.  Purpose of Transactions.

Mr. Feighan desired to liquidate a portion of his investment in the Company and to proportionately reduce his participation in the proposed transaction.  Mssrs. Walter, Clark and Hamm desired to increase their investment in the Company and their participation in the proposed transaction.

These transactions did not affect the aggregate number of shares of Common Stock held by the Proposing Persons:  both prior to and after these transactions, the Proposing Persons held in the aggregate 74.17% of the outstanding shares of Common Stock.

The terms and conditions of the proposal previously made by the Proposing Persons have not been changed by the sale of Mr. Feighan’s shares of Common Stock and the proposal remains open.  The details of this proposal are set forth in the April 21st 13D.

Except as described herein, the Proposing Persons have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

According to its Form 10-Q filed with the Securities and Exchange Commission on May 3, 2010, as of April 16, 2010, the Company had 5,205,706 shares of its Common Stock outstanding.  The Proposing Persons have the following interests in the Common Stock:

Falcon Equity Partners, L.P.

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)
Barbara K. Sokol owns, directly and indirectly as trustee of a trust for which she is the sole trustee and beneficiary, a 11.4 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 67.2 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 10.7 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Stock held of record by Falcon.

(e)	Not Applicable.

Mr. John S. Sokol

(a)	See page 3, nos. 11 and 13.
(b)
See page 3, nos. 7-10.  John S. Sokol owns of record or through a broker 307,463 shares of Common Stock (which includes 9,532 restricted shares of Common Stock which vest on May 30, 2010, 24,906 restricted shares of Common Stock which vest in one-half increments on July 31, 2010 and 2011, and 60,769 restricted shares of Common Stock which vest in one-third increments on July 27, 2010, 2011 and 2012 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 360,000 shares of Common Stock that underlie currently exercisable stock options, and 58,297 shares of Common Stock that he holds as custodian for his minor children.

(c)	None.
(d)	None.
(e)	Not Applicable.

Ms. Barbara K. Sokol

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. James K. Sokol

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Ms. Carla A. Sokol

(a)	See page 6, nos. 11 and 13.
(b)	See page 6, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Daniel J. Clark

(a)	See page 7, nos. 11 and 13.
(b)	See page 7, nos. 7-10.
(c)	On May 25, 2010, Mr. Clark purchased 20,000 shares of Common Stock from Mr. Feighan for a purchase price of $5.31 per share.
(d)	None.
(e)	Not Applicable.

Mr. Joseph E. LoConti

(a)	See page 8, nos. 11 and 13.
(b)	See page 8, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Edward Feighan

(a)	See page 9, nos. 11 and 13.
(b)	See page 9, nos. 7-10.
(c)	On May 25, 2010, Mr Feighan sold 93,000, 20,000, and 20,000 shares of Common Stock to Mr. Walter, Mr. Clark and Mr. Hamm, respectively, for a purchase price of $5.31 per share.
(d)	None.
(e)	Not Applicable.

Mr. Charles Hamm

(a)	See page 10, nos. 11 and 13.
(b)	See page 10, nos. 7-10.
(c)	On May 25, 2010, Mr. Hamm purchased 20,000 shares of Common Stock from Mr. Feighan for a purchase price of $5.31 per share.
(d)	None.
(e)	Not Applicable.

Mr. Matthew D. Walter

(a)	See page 11, nos. 11 and 13.
(b)
See page 11, nos. 7-10. Matthew D. Walter owns of record or through a broker 118,000 shares of Common Stock and is also the beneficial owner of 12,000 shares of Common Stock that underlie currently exercisable stock options.

(c)	On May 25, 2010, Mr. Walter purchased 93,000 shares of Common Stock from Mr. Feighan for a purchase price of $5.31 per share.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

The transactions described herein between Mssrs. Feighan and Clark and between Mssrs. Feighan and Hamm were not made pursuant to written agreements.  Mr. Walter’s purchase of shares from Mr. Feighan was made pursuant to a Stock Purchase Agreement dated as of May 25, 2010 between Mr. Walter and Mr. Feighan.  This agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D, provides for the purchase by Mr. Walter of 93,000 shares of Common Stock at a price per share of $5.31 and contains customary representations, warranties and other provisions.

Other than (i) as described herein and (ii) equity compensation arrangements, there are no contracts, arrangements, understandings or relationships among the Proposing Persons, or between the Proposing Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement
2.	Stock purchase agreement dated as of May 25, 2010 between Edward F. Feighan and Matthew D. Walter
3.	Powers of Attorney

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.†

Dated: May 26, 2010

Falcon Equity Partners, L.P.

By:	/s/ *
John S. Sokol, managing general partner

/s/ *
John S. Sokol,
Individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ *
Barbara K. Sokol,
Individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of Falcon Equity Partners, L.P.

/s/ *
James K. Sokol,
Individually

/s/ *
Carla A. Sokol,
Individually

/s/ *
Daniel J. Clark,
Individually

/s/ *
Joseph E. LoConti,
Individually

/s/ *
Edward Feighan,
Individually

/s/ *
Charles Hamm,
Individually

/s/ *
Matthew D. Walter,
Individually

*	By Arthur McMahon, III, ATTORNEY-IN-FACT

/s/ Arthur McMahon, III

Dated: May 26, 2010

†
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 1 to Schedule 13D is filed on behalf of the undersigned pursuant to a joint filing agreement among them, which is attached hereto as EXHIBIT 1.